Exhibit 21.1

Subsidiaries of FREYR Battery

Subsidiary	Jurisdiction
FREYR Battery US Holding, Inc.	Delaware
Alussa Energy Acquisition Corp.	Cayman Islands
FREYR Battery Norway AS	Norway
FREYR Battery Giga Arctic AS	Norway
FREYR Battery Giga Arctic Property AS	Norway
FREYR Battery Norway Holding AS	Norway
FREYR Battery Finland Oy	Finland
FREYR Battery Finland Joint Venture Oy	Finland
FREYR Battery UK, Ltd	United Kingdom
FREYR Battery Japan GK	Japan
FREYR Battery US, LLC (95%)	Delaware